NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

August 28, 2009

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Vineyard National Bancorp

7.50% Series D Noncumulative Preferred Stock, No Par Value

         Commission File Number - 001-31796

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a) Sections 134 and 1101 of the NYSE Amex LLC Company Guide (the “Company Guide”) which require that listed issuers comply with applicable Commission requirements with respect to the filing of reports and other documents through the Commission's Electronic Data Gathering Analysis and Retrieval system;

(b) Section 1002(b) of the Company Guide which states that the Exchange will normally consider the suspension of trading in, or removal from listing of, any security when, in the opinion of the Exchange, it appears that the extent of the public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the Exchange inadvisable;

(c) Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider the suspension of trading in, or removal from listing of, securities of an issuer which has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature;

(d) Section 1003(b)(iii)(B) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list the securities of an issuer when the aggregate market value of shares publicly held is less than $1,000,000.

2.

 The 7.50% Series D Noncumulative Preferred Stock (the “Preferred Stock”) of Vineyard National Bancorp (the "Company" or "Vineyard") does not qualify for continued listing due to the following:

(a)

In a Form 12b-25 filed with the SEC on April 1, 2009 (the “Form 12b-25”), the Company indicated that it would not file its Form 10-K for the year ended December 31, 2008 within the 15 day extension period, and further indicated that it may not be able to file at all.

(b)

As of the close of business on April 4, 2009, the market capitalization of the Company’s publicly traded securities aggregated only $69,000.1

(c)

As referenced in the Form 12b-25, Vineyard’s liquidity has continued to deteriorate and consequently, the Company has an insufficient amount of cash resources needed to fund operating activities.  Specifically, at March 31, 2009, Vineyard’s cash and cash equivalents were $2.4 million, which the Company has indicated is not sufficient to pay its creditors or to continue operations.

3.

In reviewing the eligibility of the Company's Preferred Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On April 9, 2009, the Exchange notified Vineyard that it was not in compliance with certain of the Exchange's continued listing standards and was subject to removal from listing in accordance with certain of the Exchange's continued listing requirements, as set forth in Parts 1 and 10 of the Company Guide.  In particular, the Company was not in compliance with Sections 134 and 1101, 1002(b), 1003(a)(iv) and 1003(b)(iii)(B) of the Company Guide and was subject to removal pursuant to Section 1002(e) of the Company Guide (the "Staff Determination").  The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and move to immediately delist the securities from listing and registration on the Exchange.  The Company was also notified of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel ("Panel") within seven days of the Staff Determination, or by April 16, 2009.

(b)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange's continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Preferred Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Glen C. Terry, President and Chief Executive Officer of Vineyard National Bancorp.

/s/

Claudia Crowley

Senior Vice President & Chief of Staff

Chief Regulatory Officer, NYSE Amex LLC

NYSE Regulation, Inc.

Footnotes

1 Calculated by multiplying the Company’s outstanding shares of Preferred Stock as of September 30, 2008 (2,300,000) by the closing price of the Preferred Stock as of April 4, 2009 ($0.03).